STATE OF DELAWARE

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF TRUST

Pursuant to Title 12, Section 3810(b) of the Delaware Statutory Trust Act, the undersigned Trust executed the following Certificate of Amendment:

1.	Name of Statutory Trust: Connetic Ventures Fund

2.	The Certificate of Amendment to the Certificate of Trust is hereby amended as follows:

Section 1 of Article 1 is deleted in its entirety and replaced as follows: “The name of the Trust is “Connetic Venture Capital Access Fund”.”

3.	This Certificate of Amendment shall be effective upon its filing with the Office of the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 13th day of November, 2023 A.D.

By:	/s/ Terrence O. Davis
Initial Sole Trustee

Name:	Terrence O. Davis
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